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February 20, 2007                                    Writer's Direct Contact
                                                     213/892-5290
                                                     ASussman@mofo.com


VIA EDGAR AND FACSIMILE (202) 772-9217

Ms. Vanessa Robertson
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Re: INTEGRATED HEALTHCARE HOLDINGS, INC. - STAFF COMMENT LETTER DATED NOVEMBER 6, 2006
      Item 4.02 Form 8-K
      Filed October 31, 2006
      File No. 000-23511

Dear Ms. Robertson:

On behalf of Integrated Healthcare Holdings, Inc. (the "COMPANY"), this letter responds in writing to your comment letter dated November 2, 2006 and our subsequent telephone calls regarding the above-referenced Form 8-K filed by the Company. The relevant text from the comment letter has been included below, along with the Company's responses.

1. PLEASE EXPAND THE DISCLOSURE IN YOUR FILING TO ADDRESS WHAT CAUSED THE ERRORS THAT RESULTED IN THE OVERSTATEMENT OF NET REVENUES AND PATIENT ACCOUNT RECEIVABLE FOR SERVICES PROVIDED UNDER CAPITATED ACCOUNTS.

As we discussed by telephone, the Company provided new disclosure in its amendments to Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 (filed on November 3, 2006 and November 7, 2006, respectively), further explaining the errors that resulted in the overstatement of net revenues and patient account receivables. The Company has indicated that these errors were the result of a mechanical error in reconciling the related control accounts, and did not involve estimates or judgment in the application of accounting principles.

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MORRISON | FOERSTER


Ms. Vanessa Robertson
February 20, 2007
Page Two

2. PLEASE TELL US WHETHER YOU HAVE RECONSIDERED, IN ACCORDANCE WITH ITEM 307 OF REGULATION S-K, THE ADEQUACY OF YOUR PREVIOUS ASSERTIONS IN YOUR MARCH 31, 2006 FORM 10-Q AND JUNE 30, 2006 FORM 10-Q REGARDING YOUR DISCLOSURE CONTROLS AND PROCEDURES.

Yes. In its amendments to Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006, the Company disclosed that it has re-evaluated the effectiveness of its disclosure controls and procedures, and identified certain material weaknesses as of such dates.

                                    * * * * *

In connection with the Company's responses to the Staff, including our discussions via telephone, we hereby represent, on behalf of the Company, that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

      o staff comments or changes to disclosure in the Company's responses to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter; and

      o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding this matter, please direct them to the undersigned at (213) 892-5290. Our facsimile number is (323) 210-1159.

                                               Very truly yours,

                                               /s/ Allen Z. Sussman

                                               Allen Z. Sussman

cc:   Mr. Steven R. Blake -- Integrated Healthcare Holdings, Inc.